Ms Suzanne Hayes

Assistant Director

United States Securities and Exchange Commission

Washington, D.C. 20549

May 4, 2012

Re:                             National Bank of Greece S.A.
Form 20-F for the Fiscal Year Ended December 31, 2010
Filed June 23, 2011
Form 20-F/A for the Fiscal Year Ended December 31, 2010
Filed July 22, 2011
Form 6-K furnished August 31, 2011
Form 6-K furnished November 29, 2011
File No. 001-14960

Dear Ms Hayes,

We refer to your comment letter dated April 9, 2012 on the above referenced Annual Report on Form 20-F (the “20-F”) of National Bank of Greece S.A. (the “Bank”), on our supplemental responses, on our Form 6-K furnished August 31, 2011 (the “August 6-K”) and on our Form 6-K furnished November 29, 2011 (the “November 6-K”).

Set forth below are the Bank’s responses to your comments. For your convenience, the comments are repeated below prior to our response.

Form 20-F for the year ended December 31, 2010

Critical Accounting Policies, Estimates and Judgments, page 141

Income Taxes, page 147

1.                                      Please address the following regarding your response to prior comment two from our letter dated January 27, 2012 related to your net operating loss carryforwards that are due to expire in 2015:

•            On page seven of your response, you indicate that you have the ability to control the amount of your future tax deductions claimed for the “tax general provision” by setting the deduction percentage at or between zero and one percent.  You state that in the years in the period 2008-2010, you sought to maximize your tax deductions and recognized the full one percent provision permitted under tax law.  You further state that you have the positive intent and ability to set the level of deductible “tax general provisions” to as little as zero, if necessary, to ensure that you maximize the availability of these “tax general provisions” while optimizing your use of “existing tax losses carry forward against taxable income.”  Based on these assertions, it appears that you are willing to forego deductions to which you are lawfully entitled in 2011 and future periods in order to have sufficient taxable income to utilize the tax carry forwards reflected in your deferred tax asset line items.  You also state on page seven that “if the ‘tax general provision’ is not taken in the tax return in any given year, then the deduction is lost and cannot be subsequently claimed.”  Please clarify if there are other tax rights or benefits that you become entitled to if you do not maximize the one percent deduction.  Tell us in detail how you determined that the foregoing deductions in future tax periods which cannot be subsequently claimed is support that your historical deferred tax assets are realizable.  Rather, it appears that the need to forego such deductions in future periods in order to use carry forwards highlights the fact that a valuation allowance is likely necessary.  Therefore, it appears that this strategy should be excluded from your consideration of the need for a valuation allowance.

•            To the extent you are relying on the other tax planning strategies detailed on page three and four of your response in your revised analysis, please provide us with greater quantified detail as to how these strategies would utilize your carry forwards.

•            Please tell us in greater detail how you determined that selling fixed assets and monetary assets would not impact your future taxable earnings.

•            Further tell us how you determined that you would have sufficient liquidity to redeem bonds in such amounts that would utilize the tax carry forwards.

•            Tell us in greater detail how the first of the four key assumptions in the redacted table on the top of page nine was adjusted to reflect the significant macro economic pressures predicted. For each of the periods reflected in the two plan scenarios, tell us how you determined these results.

We respectfully advise the Staff that there are no other tax rights or benefits that we become entitled to if we do not maximize the one percent deduction. Additionally, we respectfully advise the Staff that the tax general provision is one of the components of our taxable profit and its level can be set between zero and one percent; however, as at December 31, 2011, this strategy is excluded from our assessment of recoverability of the DTA on our tax losses carried forward. As a result, we are estimating that we will take the full advantage of the tax general provision in future years for the purposes of forecasting taxable profits even though we may in fact adopt a different approach when preparing our actual tax returns.

We advise the Staff that as of December 31, 2011, our DTA on tax losses carry-forward for the Bank, following our valuation allowance, is zero.

Item 11. Quantitative and Qualitative Disclosures about Market Risk Value-at-Risk (VaR), page 235

2.                                      We note your response to prior comment four from our letter dated January 27, 2012 including your related proposed disclosure. It is still unclear to us from your response whether you do in fact incorporate the credit spread of Greek Government bonds (GGBs) and other financial instruments in your VaR variance-covariance model, or whether there is no credit spread utilized above the risk free rate because the credit quality/credit spread of GGBs is somehow already incorporated into the risk free interest rate.  Please address the following in your response as well as in your future disclosures:

•            You indicated that you compute VaR using a variance-covariance model.  In such a model we expect there will generally be a series of volatilities (or variances) related to interest rates curves that are used to estimate the risk of bonds.  As you indicated, these volatilities are based on historical returns.  Specifically identify the historical returns that you have used to produce the variances that are, in turn, used to measure the risk of GGBs within your variance-covariance model.

We advise the Staff that we have used the historical returns of the German benchmark bonds to produce the variances that are used to measure the risk of GGBs within our variance-covariance model.

•            Tell us whether these variances are in fact computed from historical yield curves that are derived directly from actual yields or prices of GGBs.

We advise the Staff that these variances are computed from historical yield curves that are derived directly from actual yields or prices of German benchmark bonds.

•            If so, then this direct derivation would suggest that, since the historical prices of GGBs have indeed fluctuated according to their implied credit risk, these fluctuations would flow through the variance-covariance model and into your risk estimate for GGBs. Hence, your VaR model, when applied to GGBs, would naturally capture the credit volatility of GGB prices. Please tell us how your model captured this volatility, and how it affected the VaR results reported.

We advise the Staff that our model does not capture the credit volatility of GGB prices, because the variances used to measure the risk of GGBs within our variance-covariance model are computed from historical yield curves that are derived directly from actual yields or prices of German benchmark bonds.

•            However, if the variances are not computed from historical yield curves derived directly from actual yields or prices of GGBs, then please tell us exactly which historical returns you are instead using to estimate variances that are used by your VaR model for estimating the risk of GGBs.

We advise the Staff that we have used the historical returns of the German benchmark bonds to estimate the variances that are used by our VaR model for estimating the risk of GGBs.

•            In your response, please do not use terms such as “risk-free” or “spread-risk” since these are ambiguous when analyzing the credit risk of a government bond.  Rather, please specify the actual instruments you are using to construct the variance estimates in your model, and how GGBs are “mapped” to these variances.

We advise the Staff that we use the historical returns of the German benchmark bonds to estimate the variances that are used by our VaR model for estimating the risk of GGBs. These variances are then applied to the mark-to-market values of the GGBs, which are computed using the curve constructed from the yield of the Greek benchmark bonds.

Item 18: Financial Statements Note 12: Investment Securities, page F-37

3.                                      We note your response to prior comment five from our letter dated January 27, 2012.  We understand your position as outlined in your response; however, we continue to disagree with your conclusion. Accordingly, we again ask that you please revise your financial statements under IFRS and U.S. GAAP for 2010 and the interim periods of 2011 to reverse reclassifications of securities classified as trading occurring after the initial reclassification. As part of your response, please provide us with a detail of each type of securities reclassed for each of the reclasses, similar to the table in your proposed disclosure related to prior comment 11.

We respectfully advise the Staff that, taking into consideration your comment, henceforth, we changed our accounting policy under U.S.GAAP to allow only one reclassification for each rare event, although we are of the opinion that we exercised reasonable judgment in reaching our conclusion that it is possible to effect more than one reclassification, in the first half of 2010, in response to the single rare event of the Greek crisis.

As such, we assessed the impact of reversing the reclassifications made after the initial reclassification in 2010. The reversal of these subsequent reclassifications resulted in a EUR 97.8 million increase of our net loss for the year ended December 31, 2010, which we believe is material and as a result, when we file our next Annual Report on Form 20-F for the year ended December 31, 2011, we will restate our financial statements for the year ended December 31, 2010.

The disclosure in our next annual report on Form 20-F in response to this comment will include the following table:

Transfers out of the trading category in 2010

	Transferred to AFS	Transferred to HTM	Total
	(EUR in millions)

Greek Government bonds	25	264	289
Debt securities issued by other governments and public sector entities	29	—	29
Debt securities issued by Greek financial institutions	5	—	5
Debt securities issued by Greek corporate entities	141	—	141
Total	200	264	464

Regarding our financial statements prepared under IFRS, we respectfully advise the Staff that on April 12, 2012, the Bank received a letter from the Hellenic Capital Markets Commission (the “HCMC”), in which the HCMC did not object to the judgment applied by the Bank with respect to the issue addressed in comment 3 of your letter dated April 9, 2012. The HCMC, from a Greek supervisory point of view, continues to see no reason why the Bank should revise the judgment applied.

We acknowledge that the Staff and the HCMC are exchanging views and holding discussions on the above matter. Should the Staff and the HCMC reach a mutually acceptable resolution on this matter, the Bank will comply with such agreed position.

Form 6-K furnished November 29, 2011 Note 4. Credit provisions and other impairment charges, page 15

4.                                      We note your response to prior comment eight from our letter dated January 27, 2012.  We understand your position as outlined in your response as well as the information you indicate that you considered in arriving at this conclusion.  For instance, you state in your response that there was no objective evidence of impairment of the post-2020 GGBs. However, your analysis appears to limit itself to the positive evidence and does not appear to consider or acknowledge the significant negative evidence that was available in the market place at the time your June 30, 2012 financial statements were prepared.  Accordingly, your analysis fails to support how you could have appropriately weighed the positive evidence as being sufficient to overcome the negative evidence that was present when it does not acknowledge such negative evidence.  As such, we continue to disagree with your conclusion.  Accordingly and as previously requested, please revise your interim financial statements for the six months ended June 30, 2011 which were furnished on your Form 6-K filed August 31, 2011 to record impairment on all of your GGBs as of June 30, 2011, including your post-2020 GGBs.

We respectfully advise the Staff that on April 12, 2012, the Bank received a letter from the HCMC, in which the HCMC did not object to the judgment applied by the Bank with respect to the issue in comment 4 of your letter dated April 9, 2012. The HCMC, from a Greek supervisory point of view, continues to see no reason why the Bank should revise the judgment applied.

We acknowledge that the Staff and the HCMC are exchanging views and holding discussions on the above matter. Should the Staff and the HCMC reach a mutually acceptable resolution on this matter, the Bank will comply with such agreed position.

5.                                      We acknowledge your response to prior comment nine from our letter dated January 27, 2012, including the fact that you are still awaiting final conclusion from the Hellenic Capital Market Commission (HCMC), which you expect to receive by April 27, 2012, prior to responding to our comment.  We will review your response to this comment once your final correspondence has been filed.

We respectfully advise the Staff that on April 12, 2012, the Bank received a letter from the HCMC, in which the HCMC did not object to the judgment applied by the Bank with respect to the issue addressed in comment 5 of your letter dated April 9, 2012. The HCMC, from a Greek supervisory point of view, continues to see no reason why the Bank should revise its accounting treatment and the judgment applied.

We acknowledge that the Staff and the HCMC are exchanging views and holding discussions on the above matter. Should the Staff and the HCMC reach a mutually acceptable resolution on this matter, the Bank will comply with such agreed position.

Should you have any questions or require any additional information, please contact Mr. Charalampos Mazarakis, CFO on + 30 210 3343101.

For the National Bank of Greece S.A.

Yours sincerely,

/s/ Apostolos Tamvakakis
Apostolos Tamvakakis
Chief Executive Officer

Copy:	Manos Pelidis
Deloitte Hadjipavlou Sofianos & Cambanis S.A.

Diana Billik
Xenia Kazoli
Allen & Overy LLP